--------------------------------------------------------------------------------
    As filed with the Securities and Exchange Commission on           , 1995
                                                            ----------

                                             Registration No. 33-
                                                                  --------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------
                          TRANSCISCO INDUSTRIES, INC.

             (Exact name of registrant as specified in its charter)


         Delaware                                       94-2989345
 State of Incorporation                     (I.R.S. Employer Identification No.)


                       601 California Street, Suite 1301
                        San Francisco, California 94108
                                 (415) 477-9700
         (Address and telephone number of principal executive offices)

                                  -------------
                                Steven L. Pease
                     President and Chief Executive Officer
                          Transcisco Industries, Inc.
                       601 California Street, Suite 1301
                        San Francisco, California 94108
                                 (415) 477-9700
           (Name, address and telephone number of agent for service)
                                  -------------

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
                                                                  ---

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------
   Title of Each                       Proposed Maximum        Proposed         Amount of
 Class of Securities   Amount to be    Offering Price     Maximum Aggregate    Registration
 to be Registered      Registered      per Security (1)    Offering Price (1)      Fee
-------------------------------------------------------------------------------------------
 Common Stock, par      1,000,000       $2.88               $2,880,000          $993.10
 value $.01 per
 share
-------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933 based on the closing price of the Registrant's Common Stock as reported on the American Stock Exchange on December 7, 1995

                                  -------------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
           Exhibit Index at page 19 of sequentially numbered pages.

Subject to Completion, Dated _______________, 1995

PROSPECTUS

                                1,000,000 SHARES

                          TRANSCISCO INDUSTRIES, INC.

             ______________________________________________________

                                  Common Stock
                          ($0.01 par value per share)
                   __________________________________________

                 This Prospectus relates to the public offering, which is not being underwritten, of 1,000,000 shares ("Shares") of the common stock ("Common Stock") of Transcisco Industries, Inc. ("Transcisco"). The Shares may be offered from time to time by any or all of the Selling Stockholders named herein (the "Selling Stockholders"). The Selling Stockholders will offer and sell shares of Common Stock, as described herein under the heading "Plan of Distribution." None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by Selling Stockholders will be borne by such Selling Stockholders.

                 The Common Stock of the Company is traded in the American Stock Exchange. On December 7, 1995, the closing price of the Company's Common Stock was $2.88 per share. (AMEX Symbol: TNI)

                 SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                 Each Selling Stockholder and any broker executing selling orders of behalf of the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.

   __________________________________________________________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES ND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
           ___________________________________________________________



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                        _______________________________

               The date of this Prospectus is ____________, 1995

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


                 The following documents and information heretofore filed with the Securities and Exchange Commission are hereby incorporated by reference into this Prospectus:

         (1) The Company's Annual report on Form 10-K for the year ended March 31, 1995, filed pursuant to Section 13 of the Securities Exchange Act of 1934 ("Exchange Act"), and the Form 10-KA filed on October 6, 1995.

         (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarter ended June 30, 1995, and September 30, 1995, and Form 8-K dated October 5, 1995, each filed pursuant to Section 13 of the Exchange Act.

         (3) The description of the Company's Common Stock to be offered hereby contained in the Company's Registration Statement on Form 8-A, dated August 11, 1993, filed pursuant to Section 12(b) of the Exchange Act including any amendment or report filed for the purpose of updating such description.

         (4) All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Prospectus and to be part hereof from the date of filing such documents.

         Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge a copy of all documents incorporated by reference to all those who request it. Requests for such documents should be addressed to Gregory Saunders, Vice President and Controller of the Company at 601 California Street, Suite 1301, San Francisco, CA 94108.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN

OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SHARES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

         The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

                             ADDITIONAL INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") Such Reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and copies of such material can be obtained from the Public Reference Branch of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's common stock is listed on the American Stock Exchange, and copies of such reports, proxy statements and other information may be inspected at the American Stock Exchange. Information, as of particular dates, concerning directors and officers of the Company, their remuneration, options granted to them, the principal holders of securities of the Company, and any material interest of such persons in transactions with the Company has been or will be disclosed in the proxy statements or be distributed to stockholders of the Company and filed with the Commission.

         This Prospectus contains information concerning the Company and sales of its Common Stock by the Selling Stockholders but does not contain all the information set forth in the Registration Statement. The Registration Statement, including various exhibits and schedules, may be inspected at the Commission's office in Washington D.C.

                                  RISK FACTORS

         The Common Stock offered hereby involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus, the following factors should be considered carefully in the evaluation of the Company and its business before purchasing any shares of the Common Stock offered hereby:

         Restrictive Covenants. On August 1, 1995, the Company entered into a refinancing transaction whereby it purchased approximately $15 million face value of its own debt for approximately $9 million. The Company financed the purchase through Transamerica Business Credit Corporation ("Transamerica"), which provided a $10 million senior debt facility. As part of the senior debt facility, the Company and each of its subsidiaries executed a security agreement with Transamerica which contains certain financial covenants including (i) a covenant that the Company's Tangible Net Worth (as defined therein) increase by approximately 44% before September, 2000, (ii) a covenant requiring the Company to reduce its ratio of indebtedness to Tangible Net Worth, (iii) that the Company maintain certain specified average payable days, average receivable days, and average inventory days, each measure of which is within a reasonable range of the Company's historical averages, and (iv) that the Company increase its fixed charge ratio after June, 1996. The breach of any of the foregoing covenants would represent an event of default under the Loan and Security Agreement, which could result in the acceleration of all amounts due thereunder, the foreclosure by the lender on the collateral securing the agreement, and certain other consequences which could have a material adverse effect on the Company and its operations.

         Put Right for Warrants. If for ten of the twelve months immediately preceding July 31, 2000, the Company's Common Stock does not have a daily average trading volume of at least 8,000 shares and any Warrants remain outstanding under the Note and Warrant Purchase Agreement between the Company, Furman Selz SBIC, L.P., and James Dowling, then the Company has the obligation to purchase all the Warrants outstanding thereunder upon demand made by the holder of the Warrant for the fair market value thereof. There can be no assurance that the Company would be able to finance any such repurchase, and any demand for repurchase of the Warrants could have a material adverse effect on the Company's operations.

         Sensitivity to Economic Conditions. The Company's revenues from its railcar maintenance and repair operations, which constitute most of the Company's revenues, are sensitive to economic activity in two major ways. First, during a severe economic downturn, customers may decide to delay certain maintenance programs, adversely affecting the Company. Second, when economic activity is very strong and a shortage of railcars develops, customers may delay preventive maintenance programs until railcar demand lightens up. The timing and amount of the

Company's railcar maintenance revenues are subject to a number of factors which make estimation of operating results prior to the end of a quarter uncertain. Fluctuations in revenue realization could adversely affect the market price of the Company's Common Stock.

         Fluctuations in Quarterly Results. The Company has experienced a seasonal pattern of maintenance revenue, with the Fall and Winter quarters' revenues declining relative to the Spring and Summer quarters' revenues. The Company believes that this pattern is primarily a reflection of customer's shipping cycles and adverse weather conditions inherent to these time periods. In addition, the timing of closing of large contracts increases the risk of quarter-to-quarter fluctuations in net income and the uncertainty of estimating quarterly operating results. Such quarterly fluctuations could have an adverse effect on the trading price of the Common Stock.

         Dependence on Key Personnel. The Company's operations are highly dependent upon the individual efforts of a few key management employees and consultants, who have a long history in the railcar maintenance and leasing industries, as well as in the management of its SFAT Russian Joint Venture. The loss of the services of these key employees would adversely affect the ability of the Company to manage its business, and could materially adversely affect its operations.

         Effect of Coal Consumption and Pricing . Due to the location of the Company's repair facilities, the Company is dependent upon the current demand for low-sulfur coal. Should coal prices increase or alternative fuels become less expensive on a sustainable basis, the resulting shift from low-sulfur coal to alternative sources would reduce rail traffic which would result in fewer repairs and reduce the demand for full-service leases, which could adversely affect the Company's profitability.

         Remarketing of Leased Railcars. The success of the Company's leasing operation is highly dependent upon the ability to re-lease railcars as current leases expire. The re-leasing process is highly competitive and is subject to the forces of supply and demand at the time current leases expire. Should the demand for the railcars decline (with a resulting decrease in price), the Company's earnings could fall short of expectations.

         Fixed Fee Contracts . The Company enters into short and long-term fixed fee contracts with certain coal car fleet customers. An unplanned increase in maintenance costs (including the cost of labor or materials), or frequency of repairs could create a situation where fixed fee income is below actual costs to maintain and repair the fleet. This situation would result in higher costs and a corresponding reduction in profitability. The Company believes that fixed fee income is currently sufficient to meet future cost commitments, but a period of inflation in labor or materials would adversely affect the Company's business and results of operations.

         Risk of Conducting Business in Russia. The Company's subsidiary, Transcisco Trading Company ("TTC"), owns 23.5% of Sovfinamtrans ("SFAT"), a leading privately owned Russian petroleum and petrochemical rail transportation company. SFAT has been profitable in every year since its founding in 1989. However, like many other companies doing business in developing economies, businesses in Russia face certain political and economic risks. Although SFAT is a Russian business managed by Russians and has not been materially affected by recent changes in Russia, a change in the political structure or climate in Russia may have an adverse impact on SFAT's operations and, as a result, the financial health of the Company. The Company accounts for its investment in SFAT on the cost method, rather than on the equity method of accounting. Thus, income from SFAT is recorded as cash is received by the Company, rather than as profits are earned by SFAT. The Company is reviewing quarterly its method of accounting for SFAT. The Company also has conducted -- and may conduct in the future -- business in certain third world countries with unpredictable political and business environments. To the extent that the political or economic situation in such foreign countries is unstable, the Company's operating results could be adversely affected.

         Patent/License Risk. The Company has a proprietary world-wide license of a patented railcar heating system ("Uni-Temp"). The Company licenses the technology from its inventor. The term of the license agreement expires after
all seven Uni-Temp patents have expired, which will occur by 2008.   Although
the Company has had disputes regarding the Uni-Temp licensing agreement in the past, there is currently no notice of default from the inventor. If there is a default or dispute regarding the agreement, resulting in a loss of license rights, it could adversely affect the Company's business and results of operations, including its business with SFAT.

         Technological Risk. The Uni-Temp system faces competition from other domestic and international technologies. Any new development relating to tank car heating systems could adversely impact the Company's revenues and profit margins.

         Environmental Risk. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is potentially liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under or in such property. Such laws may impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. At the Company's Miles City, Montana repair shop site (the "Site"), there are two environmental issues pending. First, there are five underground storage tanks ("USTs") located at the Site which, must be removed. Although the Company believes that CMC Heartland Partners ("CMC"), the successor to the prior owner of the Site, the Chicago, Milwaukee, St. Paul and Pacific Railroad Company, is liable under the law of Montana for all liabilities associated with the tanks and their contents, the Company has agreed with the State of Montana to fund up to $50,000 of the cost of removal of the tanks. The Company's cost of such removal is not expected to exceed $50,000. The Company has a claim for indemnification from CMC for its costs associated with this removal, although there can be no assurance that such claim would be successful.

         Additionally, the groundwater at the Site has been contaminated by diesel fuel arising out of activities of the Chicago, Milwaukee, St. Paul and Pacific Railroad Company. Pursuant to a consent decree between CMC and the State of Montana dated January 31, 1984 (the "Consent Decree"), CMC is conducting a petroleum groundwater remediation project at the Site. Under the terms of the Consent Decree, CMC is obligated to recover a substantial portion of the diesel fuel from the groundwater. The Company believes that it is unlikely that the state would require it to perform additional cleanup of the Site following the conclusion of CMC's groundwater remediation project, because the diesel spill was caused by CMC's predecessors. There can be no assurance, however, that the State would not require the Company to conduct or fund such additional cleanup. If the Company were required to recover the remaining diesel fuel or to fund all or a part of such cleanup, it may be entitled to seek indemnification for all or a portion of its costs associated therewith from CMC. There can be no assurance, however, that such a claim would be successful.

         Relationship with Suppliers. The Company maintains favorable business relations with leading domestic producers of railcars and international financing sources. These relationships have been essential in providing competitive full service lease packages to prospective lessees. Any deterioration in these relationships could adversely affect the Company's business.

         Interest Rate Risk. A major portion of the Company's debt is tied to the prime or reference rate. To the extent that interest rates rise above current levels, interest expense would increase and adversely affect the profitability of the Company. Higher interest rates could also affect the Company's ability to expand its portfolio of equipment under management.

         Competition. The Company, through its railcar maintenance operation, operates in an industry dominated by railroads and large, full service leasing companies. The industry is competitive and includes many large firms with modern and efficient facilities, as well as small, low-overhead companies which compete with low pricing practices. The Company has been able to compete due to its quality of work, value of repair services and the strategic location of plant facilities.
Should rail traffic patterns change, the Company could be placed at a competitive disadvantage, resulting in loss of customers.

         Unresolved Claims and Loss Contingencies. On or about September 15, 1995, Great American Insurance Company ("Great American") filed an action (the "Action") in the Superior Court of the State of California in and for the County of Marin against Mark Hungerford, a former Chairman, Director, and Chief Executive Officer of the Company. The action purports to set forth three causes of action for declaratory relief, and prays for judgment in the amount of $2,675,000 (plus interest as provided by law) against Mr. Hungerford. According to the complaint, the Action purports to arise out of a certain payment made by Great American on behalf of Mr. Hungerford in connection with the partial settlement of certain litigation, captioned Daniels v. PLM International, Inc., et al., to which Mr. Hungerford, and others including the Company, previously were parties. The Daniels litigation has been settled, and the state and federal complaints have been dismissed with prejudice. The complaint in the Action seeks a declaration that two endorsements each barred coverage under a Directors' and Officers' Policy issued by Great American to the directors and officers of the Company. The complaint in the Action also seeks a declaration that no coverage is afforded under that policy for the director and officer defendants in the Daniels litigation in their capacities as directors or officers of PLM International, Inc. Prior to the commencement of the Action in the Marin County Superior Court, the United States District Court for the Northern District of California ruled, on a summary judgment motion in a declaratory relief action, that neither of the endorsements relied upon by Great American precluded coverage under the particular Directors' and Officers' policy issued by Great American. The Court of Appeals for the Ninth Circuit reversed and remanded that decision, directing that it be dismissed on grounds which did not address the coverage issues under the two endorsements. Great American thereafter filed the Action in Marin County Superior Court. If Great American is awarded a settlement against Mr. Hungerford, Mr. Hungerford may seek reimbursement from the Company. The Company has been informed that Mr. Hungerford intends to vigorously defend the Action.

         Effect of Certain Charter and By-law Provisions. The Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws include certain provisions that could discourage potential takeover attempts. In addition, the Company's Board of Directors has approved a shareholder rights plan (the "Plan") which may be triggered if an individual acquires 5% or more ownership of the Company's common stock (the "Ownership Limit"). The Plan is designed to protect the Company's large net operating loss ("NOL"), the tax benefit of which may be seriously eroded if, on a cumulative basis, more than 50% of the Company's stock (generally represented by 5% or more shareholders) is bought and/or sold within any three year period. If triggered, the Plan would effectively dilute the ownership of any person acquiring stock whose purchase would bring the investor over the Ownership Limit. The Plan and the Company's Bylaws could delay, deter or prevent transactions which may be beneficial to the holders of the Company's Common Stock.

         Loss of Limitation of Net Operating Loss Carryforward. As of September 30, 1995 the Company had an estimated NOL for federal income tax purposes of approximately $23 million, based upon the Company's amended tax return being filed for the 1993 tax year. The utilization of this net operating loss carryforward to reduce future tax obligations is subject to loss or limitation under Section 382 of the Internal Revenue Code if there is a change in ownership (as defined in the Code) with respect to more than 50% of the Company's stock. If the NOL carryforward were lost or limited, the resulting tax obligations would adversely affect the Company's profitability, and could impair the Company's ability to meet its debt service obligations and the Company could be forced into another reorganization or into liquidation by its creditors.

         Limitation on Use of NOL Against Alternative Minimum Taxable Income. The Company's NOL may not fully offset the Company's tax liabilities since only 90% of the NOL may be used to offset Alternative Minimum Tax ("AMT"). As a result, despite its NOL, the Company will experience a tax liability equal to (at least) 10% of its AMT income, times an AMT tax rate of 20%.

         Labor Risk. The Company's employees are currently non-union. A successful unionization effort could result in (i) the loss of certain cost advantages which allow the Company to compete in a highly price-competitive environment and (ii) adversely affect revenues and profitability of the Company. This would result in higher operating costs which would result in reduced margins and profitability. The Company is unaware of any such activity at this time.

                                  THE COMPANY

         Transcisco Industries, Inc. was incorporated in California in 1972 and reincorporated in Delaware in 1985. The Company's principal executive offices are located at 601 California Street, Suite 1301, San Francisco, California 94108 and its telephone number at that address is (415) 477-9700. The Common Stock of the Company is traded on the American Stock Exchange and is quoted under the symbol TNI.

                              SELLING STOCKHOLDERS

         The following table sets forth as of December 6, 1995 (i) the name of each Selling Stockholder, (ii) the number of shares of Common Stock beneficially owned prior to the offering, (iii) the number of shares of Common Stock being offered and (iv) assuming that all shares offered for sale are sold, the number of shares beneficially owned after the offering:

                            Shares Beneficially  Shares    Shares Beneficially
                                Owned Prior      Being           Owned
                              To Offering (1)    Offered     After Offering (2)
                            -------------------  -------   ---------------------

Name of Stockholder (3)      Number   Percent               Number    Percent
-----------------------      ------   -------               ------    -------
Furman Selz SBIC, L.P.(4)     966,667   15%      966,667        0       0.00%
James Dowling                  33,333    1%       33,333        0       0.00%
                            ---------   --     ---------   ---------    -----
                            1,000,000   16%    1,000,000        0       0.00%

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options or warrants. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, subject to community property laws where applicable.

(2)  Assumes sale of all the shares registered hereby.

(3) All of the shares owned by the Selling Shareholders which are registered hereby will have been acquired as a result of the exercise of warrants issued to the Selling Shareholders.

(4) Brian P. Friedman, an affiliate of Furman Selz SBIC, L.P., is a director of the Company. He was elected by the directors of the Company on August 15, 1995.


                              PLAN OF DISTRIBUTION

         The Company has been advised by the Selling Stockholders that they intend to make private sales directly or through a broker or brokers, who may act as agent or as principal. The Selling Stockholders may also sell all or a portion of the shares offered hereby from time to time on the American Stock Exchange and those sales will be made at prices prevailing at the time of such sales. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive no part of the proceeds of sales made hereunder.

         The Company has advised the Selling Stockholders that anti-manipulative Rules 10b-2, 10b-6 and 10b-7 under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market, has furnished each Selling Stockholder with a copy of these Rules and has informed them of the need for delivery of copies of this Prospectus. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchases shares as principals.

         Upon notification by a Selling Stockholder to the Company that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under rule 424(c) under the Securities Act setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which such shares were sold by the Selling Stockholder, the commissions paid or discounts or concessions allowed by the Selling Stockholder to such broker-dealer(s), and where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus.

         Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

         There can be no assurance that any of the Selling Stockholders will sell any or all of the shares of Common Stock offered by them hereunder.

         The Selling Stockholders have agreed with the Company that during such time as such Selling Stockholders may be engaged in the attempt to sell shares registered hereunder, such persons will:

         (i) not engage in any stabilization activity in connection with any of the Company' securities;

        (ii) cause to be furnished to each person to whom shares included herein may be offered, and to each broker-dealer, if any, through whom shares are offered, such copies of the Prospectus, as supplemented or amended, as may be required by such person; and

       (iii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities other than as permitted under the Exchange Act.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Greene, Radovsky, Maloney & Share, San Francisco, California.

                                     EXPERTS

         The consolidated financial statements of Transcisco Industries, Inc. appearing in Transcisco Industries, Inc.'s Annual Report (Form 10-KA) for the year ended March 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item Number

Item 14.         Other Expenses of Issuance and Distribution*

                 The following table sets forth all expenses in connection with the sale of common stock being registered. All amounts are estimates except for the Registration Fee.

                 Registration Fee-Securities and Exchange
                   Commission                                      $   993.10
                 Legal Fees and Expenses                           $ 3,000.00
                 Miscellaneous                                     $ 3,000.00

                 Total                                             $ 6,993.10

------------------

                 * Represents expenses relating to the distribution by Selling Stockholders pursuant to the Prospectus prepared in accordance with the requirements of Form S-3. These expenses will be borne by the Company on behalf of the Selling Stockholders.

Item 15

                    Indemnification of Directors and Officers

         The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors and enable the Company to broaden the indemnification provided to its directors and officers. As permitted by the Delaware General Corporation Law, directors will not be liable for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director's duty to the Company or its shareholders for (i) breaches of the director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law (iii) the payment of unlawful dividends or unlawful stock repurchases or redemption's or (iv) transactions in which the director received an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief of rescission.

         The Company's Bylaws provide that the Company shall indemnify its directors and officers to the maximum extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The Indemnification Agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

         The Company understands that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws. The Company is not aware of any material threatened or ongoing litigation or proceeding which may result in a claim for such indemnification, except that the insurance carrier which provided the Company's directors and officers liability insurance is contesting in state court (and previously in Federal Court) a lower court decision finding the carrier liable for amounts paid in settlement of the previously reported Daniels litigationin connection with Mr. Hungerford. If the insurance carrier is successful in its action, Mr. Hungerford may seek reimbursement for the amount of approximately $2,675,000. See "Risk Factors -- Unresolved Claims and Loss Contingencies".

Item 16                           Exhibits

              Exhibit
              Number
              -------
                 2                Joint Plan of Reorganization, as
                                  amended, incorporated by reference to Exhibit
                                  2.0 to Form 10Q filed under the Securities
                                  Exchange Act of 1934, as amended, filed with
                                  the Securities and Exchange Commission on
                                  November 12, 1993.

                 4.1              Amended and Restated Certificate of
                                  Incorporation incorporated by reference to
                                  Exhibit 3.1 to Form 8A filed under


                                  the Securities Exchange Act of 1934,
                                  as amended, filed with the Securities and Exchange Commission on August 12, 1993.

                 4.2              Amended and Restated Bylaws
                                  Incorporated by reference to Exhibit 3.2 to Form 8A filed under the Securities Exchange
                                  Act of 1934, as amended, filed with the
                                  Securities and Exchange Commission on August
                                  12, 1993.

                 5                Opinion of Greene, Radovsky, Maloney & Share

                 23.1             Consent of Ernst & Young LLP, Independent
                                  Accountants.

                 23.2             Consent of Greene, Radovsky, Maloney & Share
                                  (included in opinion of counsel filed as Exhibit 5 hereto).


Item 17                           Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement and to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of San Francisco, State of California, as of December 20, 1995.

                                              TRANSCISCO INDUSTRIES, INC.

                                              By: /s/  Steven L. Pease
                                                  ------------------------------
                                                  Steven L. Pease, President and
                                                  Chief Executive Officer

Signature                                     Title
---------                                     -----
/s/ Steven L. Pease                           President and Chief Executive
------------------------------                Officer (Principal Executive
Steven L. Pease                               Officer) and Director

/s/ Greg Saunders                             Vice President and Controller
------------------------------                (Principal Financial and
Gregory Saunders                              Accounting Officer)

/s/ Eugene M. Armstrong                       Chairman of the Board
------------------------------                of Directors
Eugene M. Armstrong

/s/ Ottokarl Finsterwalder                    Director
------------------------------
Ottokarl Finsterwalder

/s/ George A. Tedesco                         Director
------------------------------
George A. Tedesco

/s/ William E. Greenwood                      Director
------------------------------
William E. Greenwood

/s/ Brian P. Friedman                         Director
------------------------------
Brian P. Friedman

                                  EXHIBIT INDEX

                                                                Sequentially
Exhibit No.                                                     Numbered Page
-----------                                                     -------------
    2                       Joint Plan of Reorganization                *

    4.1                     Amended and Restated                        *
                            Certificate of Incorporation

    4.2                     Amended and Restated Bylaws                 *

    5                       Opinion of Greene, Radovsky               _____
                            Maloney & Share

    23.1                    Consent of Ernst & Young LLP,             _____
                            Independent Accountants

    23.2                    Consent of Greene, Radovsky,
                            Maloney & Share (included at
                            Exhibit 5)



----------------------

*        Exhibit incorporated by reference.